Exhibit 10.7

LICENSE AND MANUFACTURING AGREEMENT

This License and Manufacturing Agreement (“Agreement”) is entered into this 13th day of July, 2017 (“Effective Date”), by and between JB Medical Development, LLC, dba MD3, LLC, a Florida_ limited liability company, with its principal place of business located at 3650 Coral Ridge Drive, Suite 107, Coral Springs, FL 33065 (“MD3”), and SpineEX, Inc., a Delaware corporation, with a place of business located at 48531 Warm Springs Blvd., Suite 416, Fremont, CA 94539 (defined below) (“SpineEX”). SpineEX and MD3 are referred to in this Agreement each as “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, MD3 has the right to license to SpineEX the Licensed Patents (as defined below), the Licensed Know-How (as defined below) and the Licensed Trademark relating to certain bone mill technology for spinal fusion and other medical applications;

WHEREAS, SpineEX desires to exclusively license on a global basis for a designated time period as set forth in this Agreement, the Licensed Technology pursuant to a Memorandum of Understanding dated June 13, 2017; and

WHEREAS, MD3 manufactures that certain Licensed Product (as defined below) using the Licensed Patents and the Licensed Know-How, and SpineEX desires to appoint MD3 as its exclusive manufacturer and supplier of the Licensed Product for a designated time period as set forth in this Agreement.

NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:

1.	DEFINITIONS.

As used in this Agreement, the following capitalized terms shall have the following meanings:

1.1              Affiliate. “Affiliate” shall mean: (a) any corporation or business entity where fifty percent (50%) or more of the voting stock is, and continues to be, owned directly or indirectly by any Party hereto; (b) any corporation or business entity that directly or indirectly owns fifty percent (50%) or more of the voting stock of any Party hereto; and (c) any corporation or business entity under the direct or indirect control of such corporation or business entity as described in (a) or (b).

1.2              Confidential Information. “Confidential Information” means any information disclosed by either Party to the other Party, either directly or indirectly, in writing, orally or by inspection of tangible objects (including without limitation documents, prototypes, samples, plant and equipment), which is designated as “Confidential,” “Proprietary” or some similar designation. Information communicated orally shall be considered Confidential Information if such information is confirmed in writing as being Confidential Information within a reasonable time after the initial disclosure. For clarity, Confidential Information shall be deemed to include the terms and conditions of this Agreement.

1.3              Improvements. “Improvements” shall mean any derivative works, enhancements, updates or modifications to the Licensed Technology or Licensed Product.

1.4              Intellectual Property Rights. “Intellectual Property Rights” shall mean Patents and all rights in or to all U.S. or foreign: (a) inventions (whether or not patentable) and improvements thereto; (b) trademarks, service marks, trade dress, logos, brand names, trade names and corporate names, whether registered or unregistered, and the goodwill associated therewith, together with any registrations and applications for registration thereof; (c) copyrights and rights under copyrights, whether registered or unregistered, including moral rights, and any registrations and applications for registration thereof; (d) trade secrets and confidential information, including, for example, know-how, concepts, methods, processes, designs, schematics, drawings, formulae, technical data, specifications, research and development information, technology, and business plans; (e) rights in databases and data collections (including knowledge databases, customer lists and customer databases); (f) software, including any source code, machine code, or object code; (g) URL and domain name registrations; and (h) other rights to industrial property and European Community designs.

1.5              Licensed Know-How. “Licensed Know-How” shall mean “the bone mill cutter manufacturing and processes necessary for documentation control and regulatory purposes .”

1.6           Licensed Patents. “Licensed Patents” shall mean (a) all current U.S. and foreign patents and patent applications owned or licensed by MD3 as of the Effective Date that relate to the Licensed Product. In particular, they are: granted U.S. Patent: 8,857,749; and pending U.S. patent: US20110106090.

Licensed Product. “Licensed Product” shall mean the current bone mill product for grinding bones samples of patients for use in spinal fusion and other medical procedures developed and manufactured by MD3 using the Licensed Technology and currently known as “Bio-Sav Bone Mill”.

1.6              Licensed Technology. “Licensed Technology” shall mean the Licensed Know-How and the Licensed Patents.

1.7              Licensed Trademark. “Licensed Trademark” shall mean the trademark related to the Bone Mill: “Bio-SavTM Bone Mill.”

1.8              Losses. “Losses” shall mean all losses, liabilities, claims, obligations, damages, interest, awards, judgments, settlements, penalties, fees, costs, and expenses (including all reasonable attorneys’ fees, costs, and expenses incurred in investigating, preparing for or defending any of the foregoing).

1.9              Patents. “Patents” shall mean all rights in or to all U.S. or foreign patents and patent applications and disclosures relating thereto (and any patents that issue as a result of those patent applications), and any renewals, reissues, reexaminations, extensions, continuations, continuations-in-part, divisionals, certificate of invention, and substitutions relating to any of the patents and patent applications, as well as all related foreign patent and patent applications that are counterparts to such patents and patent applications and any other governmental grant for the protection of inventions or industrial designs.

1.10          Person. “Person” shall mean an individual, corporation, partnership, limited liability company, limited liability partnership, syndicate, trust, association, organization or other entity.

1.11          Representatives. “Representatives” shall mean, with respect to any Person, the officers, directors, principals, employees, agents, advisors, bankers, counsel, and other representatives of such Person.

1.12          Sale Transaction. “Sale Transaction” shall mean the sale, directly or indirectly (including by merger), of all or substantially all of the stock or assets of MD3 to any Person (other than MD3’s Affiliates). The assets of MD3 shall include but not be limited to all intellectual property ownership, manufacturing rights, and other tangible assets.

1.13          Territory. “Territory” shall mean worldwide.

1.14          Third Party. “Third Party” shall mean any Person other than MD3 or SpineEX or their Affiliates.

2.	LICENSE GRANTS.

2.1              Technology License Grant. Subject to the terms and conditions of this Agreement, MD3 hereby grants to SpineEX and its Affiliates during the Term, and SpineEX hereby accepts, , exclusive, non-transferable and sublicenseable license under the Licensed Technology to use, have used, sell, have sold, offer for sale, have offered for sale, seek local regulatory approval (on behalf of SpineEX), import, have imported, export, have exported, otherwise exploit and dispose of, and otherwise have exploited and disposed of, the Licensed Product in the Territory and to practice the Know-How in the Territory, the aforementioned licensed rights all subject to the requirement that MD3 is and remains the sole and exclusive manufacturer of, and sole and exclusive Licensed Product supplier, to SpineEx. . MD3 shall not: (i) manufacture, import or commercialize any product similar to the Licensed Product in the Territory, either on its own, with or through any Affiliate, or in collaboration with a Third Party, (ii) cause any Affiliate, related party, or Third Party to develop, manufacture, import or commercialize any such product in the Territory, or (iii) otherwise grant any other licenses for the Licensed Product, including products using any Improvements.

2.2              Disclosure; Technology Transfer. For the purpose of enabling SpineEX to exercise more fully its rights granted under this Agreement, MD3 shall provide to SpineEX all Licensed Know-How, including all design, control files and manufacturing files, regulatory documentation, regulatory applications and supporting documents, marketing documents and similar files, promptly upon SpineEX’s request for purposes of documentation control and regulatory purposes only.

2.3              Reasonable Assistance. Upon request, MD3 agrees to provide SpineEX with reasonable assistance in understanding all disclosures of Licensed Know-How and will promptly answer any technical inquiries concerning all disclosures during the Term. During the Term, MD3 shall also provide to SpineEX reasonable and timely technical assistance, training and instruction, in understanding, interpreting, and applying the Licensed Technology for the sole purpose of exercising the right granted herein with respect to the Licensed Technology and Licensed Product. MD3 shall make its employees reasonably available for consultation by telephone, or in person at the office of MD3, in connection with such assistance and instruction.

2.4              Manufacturing and Supply. During Term and conditions of this Agreement, MD3 shall be the sole and exclusive manufacturer and supplier of the Licensed Product and shall supply all of SpineEX’s and its Affiliates’ requirements of Licensed Product.

3.	OBLIGATIONS

3.1 Responsibilities of SpineEX. In addition to its obligations set forth elsewhere in this Agreement, SpineEX shall be responsible for the following:

(a)       SpineEX shall use commercially reasonable efforts to commercialize the Licensed Product to one or more markets in a timely manner.

(b)       SpineEX shall share its business plan, including financial projections, and sales projections solely with respect to the Licensed Product, as may be amended from time to time, to MD3 for review and comment.

(c)       SpineEX shall pay for all upfront costs in obtaining all local regulatory approval (FDA, CFDA, CE Marking and similar requirements), any clinical studies required by local Governmental Entities, and establishing distribution channels for the Licensed Product.

(d)       SpineEX shall be responsible for all sales and marketing costs incurred in the Territory for the Licensed Product.

(e)       SpineEX shall be responsible for handling all charge backs from distributors and hospitals unrelated to Product Warranty issues.

(f)       SpineEX shall keep MD3 reasonably informed of the progress in commercializing the Licensed Product through regular scheduled meetings (both in person or telephonic, as reasonably determined by SpineEX) and an annual progress report.

(g)       SpineEX shall conduct all clinical studies, in its sole discretion, including through Third Parties not sponsored by SpineEX, provided that MD3 must be consulted with respect to any clinical studies conducted by SpineEX itself, except for studies required by local Governing Entities in the Territory.

(h)       SpineEX shall determine the price at which it sells the Licensed Product in the Territory in its sole discretion.

3.2 Responsibilities of MD3. In addition to its obligations set forth elsewhere in this Agreement, MD3 shall be responsible for the following:

(a)       MD3 shall reimburse SpineEX for chargebacks from distributors and/or hospitals related to Product Warranty issues.

(b)       MD3 shall provide reasonable sales and technical support worldwide as deemed appropriate by SpineEX and which shall be deemed sales and marketing costs.

(c)       MD3 shall cooperate in providing SpineEX with the list of current and future sales leads generated by MD3.

4.	PRICE AND PAYMENT TERMS

4.1              Consideration; License Fees. In consideration of its license to the Licensed Technology under this Agreement, SpineEX shall pay MD3 the Licensed Product price per unit set forth below. Except for those fees identified below, SpineEX shall owe no license fees or royalties of any kind after the expiration or termination of the earlier of the last to expire Valid Claim of a Licensed Patent or the Term of this Agreement (the “License Fee End Date”).

U.S.A       Direct Sales - to hospitals and other medical facilities, including government VA and other military facilities.

U.S. $195 per unit

U.S.A. Indirect Sales – through distributors and sales agents.

U.S. $150 per unit

Outside of U.S.A. - both direct and indirect sales.

U.S. $135 per unit

4.2               Adjustments.

The Parties agree that depending on the specific country/region and supported by specific analysis, the price per unit may be adjusted to U.S. $100 per unit, or the amount that provides MD3 a 50% profit margin, whichever is lower. The Parties agree to work in good faith to make reasonable adjustments to the Licensed Product price paid by SpineEX for these special situations, or other special situations such as large distributor purchases.

4.3               Offset for initial orders.

The Parties acknowledge that SpineEX will prepay for 1,060 units of Licensed Product prior to the Shipping Date at $195 per unit. SpineEX has paid for the first 90 units. An additional amount of U.S. $70,200 for 360 units of the 1,060 units will be paid to MD3 on the effective date. The rest 610 units will be paid for either by Q4 2017 or when the first 450 units are sold out. All prepaid amounts shall be a credit towards the total 1,060 units order of the Licensed Product.

5.	EXIT OPTIONS.

5.1        MD3’s and SpineEX’s Veto Rights.

(a)       If MD3 receives a written proposal made by a bona fide Third Party purchaser in the form of a letter of intent or memorandum of understanding to enter into a Sale Transaction with MD3, (“Third Party Proposal”), MD3 shall notify SpineEX of such proposal within three (3) business days. Each such notice will describe all of the material terms and conditions of the Third Party Proposal and will include a copy of the written proposal received by MD3. Both MD3 and SpineEX will have thirty (30) days from the date of such notice to determine if MD3 shall accept the offer. The acceptance of the offer shall be approved by both parties in order to proceed. Either party has the veto right to terminate the negotiation or the Sale Transaction.

5.2        Potential Sale of SpineEX.

(a)       In the event that SpineEX receives a written proposal made by a bona fide Third Party purchaser in the form of a letter of intent or memorandum of understanding to acquire SpineEX, in its sole discretion (“Third Party Proposal”), SpineEX will notify MD3 of such proposal within three (3) business days. Each such notice will describe the general terms and conditions of the Third Party Proposal. Since the potential acquisition of SpineEX includes the Licensed Product, SpineEX will allocate potential acquisition proceeds for MD3. In the event the allocation of proceeds proposed by SpineEX to MD3 is no less than U.S. $10,000,000 (Ten Million Dollars) or 2.5 times the prorated revenue for the current year, whichever is greater, MD3 shall deem this as a Sale Transaction of MD3 and then SpineEX shall have the sole and exclusive right to enter into the acquisition deal with the Third Party including the Sale Transaction with MD3.

(b)       MD3 shall cooperate with SpineEX in any due diligence process and provide assistance to facilitate and accelerate the acquisition process. MD3 agrees: (i) fully cooperate with SpineEX in providing all due diligence, information, and access to personnel related to the Sale Transaction and requested by SpineEX, (ii) to conduct its business only in the ordinary course of business, consistent with past practice; (iii) to use commercially reasonable efforts to preserve and protect its business organization, assets, employment relationships, and relationships with customers, strategic partners, suppliers, distributors, landlords and others doing business with it; and (iv) to not take any action that would materially and adversely affect the rights of SpineEX set forth herein or the ability of SpineEX to be acquired.

(c)       SpineEX shall cooperate with MD3 in any due diligence process and provide assistance to facilitate and accelerate the acquisition process in regards to any matters relating to this sale that affects MD3 (e.g., verification of global sales amounts upon which the acquisition proceeds for MD3 are based). SpineEX agrees: (i) fully cooperate with MD3 in providing all due diligence, information, and access to personnel related to the Sale Transaction and requested by MD3, (ii) to conduct its business only in the ordinary course of business, consistent with past practice; (iii) to use commercially reasonable efforts to preserve and protect its business organization, assets, employment relationships, and relationships with customers, strategic partners, suppliers, distributors, landlords and others doing business with it; and (iv) to not take any action that would materially and adversely affect the rights of MD3 set forth herein or the ability of MD3 to receive its acquisition proceeds.

6.	MD3 Licensed Trademark; Marketing of SpingEX.
6.1	This Agreement includes MD3’s Licensed Trademark: Bio-SavTM Bone Mill. MD3 agrees to pass the trademark registration information and related labels and other information to SpineEX in a timely fashion. Both parties agree that SpineEX will adopt this trademark on the Licensed Products.
6.2	In addition to the above Licensed Trademark, SpineEX will use its own logos and names on Licensed Products and in all marketing documents.

7.	IP IMPROVEMENTS; PROSECUTION;

7.1 Improvements.

Title and ownership rights throughout the world in Improvements made, conceived or reduced to practice shall be owned solely and exclusively by MD3. SpineEX (together with SpineEX’s employees, agents, officer, affiliates, subcontractors, and sublicensees) hereby assigns any and all rights it may otherwise have in and to such Improvements to MD3, and will cooperate and provide any additional documentation that MD3 requests to give effect to this assignment and recognition of ownership. These Improvements will be automatically included in the “Licensed Technology” in this agreement.

MD3 shall promptly notify SpineEX of Improvements made, conceived or reduced to practice by, or on behalf of, MD3. Within thirty (30) days of the delivery of notice to SpineEX relating to an Improvement, MD3 shall provide a demonstration of such Improvement to SpineEX (the “Demonstration”), which demonstration shall include details regarding the planned commercial readiness of such Improvement, including without limitation regulatory, legal and other relevant considerations, and estimated cost to SpineEX. For a period of ninety (90) days following the Demonstration of an Improvement capable of being used in research, studies, trials or commercial purposes (the “Diligence Period”), SpineEX shall have the exclusive right to conduct diligence on such Improvement. Following the Diligence Period for an Improvement, SpineEX shall have the exclusive option of entering into negotiations for an amendment to this Agreement regarding the prospective exclusive, , worldwide rights of SpineEX to such Improvement. SpineEX shall exercise such option by providing MD3 with a written indication of interest (an “IOI”) outlining the material terms of a proposed transaction between the Parties relating to such Improvement on or before the expiration of the Diligence Period. If SpineEX elects not to deliver an IOI for such Improvement to MD3 prior to the expiration of the Diligence Period, MD3 shall not have any further obligation to SpineEX regarding such Improvement. If SpineEX does deliver such IOI during the Diligence Period, the Parties shall promptly begin negotiating the terms of such transaction in good faith, and the terms under which such Improvement will be developed and commercialized.

MD3 has proprietary product related advancements that when implemented in part or whole may create new generation product and related value-add accessories.  All advancements including methods and designs will be pursued for patent asset protection both within and outside the US via the PCT pathway.

(a)                SpineEX shall promptly notify MD3 of Improvements made, conceived or reduced to practice by, or on behalf of, SpineEX so that MD3 can take appropriate steps to protect the Improvements through one or more patent or other intellectual property filings.

7.2	Prosecution.

(a)                MD3, shall maintain (or cause to be maintained) the Intellectual Property Rights and Improvements in the Licensed Technology at its sole cost and expense; provided, however, that, if MD3 decides for any reason to intentionally abandon the registration of any Licensed Technology or Improvements in any jurisdiction, MD3 shall provide SpineEX with reasonable notice of such decision prior to any such registration lapsing and afford SpineEX the opportunity to maintain such registration in SpineEX’s name at SpineEX’s expense, assigning to SpineEX for no additional consideration any such Licensed Technology and Improvements prior to its registration lapsing, if requested by SpineEX.

(b)               Notwithstanding clause (a) of this Section 7.2, MD3 shall not provide any response to any office action or other action or make any other submission or argument to a Governmental Entity with respect to any of the patent applications included within the Licensed Technology without providing SpineEX a copy of the draft response, for SpineEX’s review and comment, at least thirty (30) days prior to the deadline for such response.  The Parties shall work together in good faith to incorporate any comments SpineEX may have with respect to such response prior to MD3’s submission of such response to the applicable Governmental Entity.

8.	TERM AND TERMINATION.
8.1	Term. Unless earlier terminated in accordance with the provisions of this Agreement, the term of this Agreement shall commence on the Effective Date and shall remain in effect 15 (fifteen) years or until the patent(s) referenced herein expire, whichever time duration is longer (the “Term”).
8.2	Termination. Notwithstanding the foregoing, this Agreement may be terminated in whole or in part:
(a)	By either Party for breach of this Agreement by the other Party, unless the breaching Party shall have corrected such breach within ninety (90) days from the receipt by it of written notice thereof from the non-breaching Party; provided that the cure period for any payment breach shall be thirty (30) days;

(b)	By either party (a) in the event of a liquidation, dissolution, winding-up, or analogous cessation of the other party’s existence or (b) upon the appointment of a receiver for the other party or upon the filing by the other party of a petition under the Federal Bankruptcy Act or sixty (60) days after the filing of an involuntary bankruptcy petition where such petition has not been vacated; or

(c)	By SpineEX if at any time (A) it shall, in its reasonable judgment, determine that (I) it is not reasonably practicable for medical or technical reasons to sell or to continue to sell the Licensed Products; or (II) Governmental Entity requirements make or would make registration or marketing of the Licensed Products not reasonably practicable, or

(d)	By mutual agreement of the Parties.

8.3        In the event that the Agreement is terminated for cause or by mutual agreement, SpineEX shall in a timely manner cooperate with MD3 in transferring the US FDA registration of the Licensed Product back to MD3.

9.	REPRESENTATIONS AND WARRANTIES; LIMITATION OF LIABILITY; INDEMNITY.
9.1	Representations and Warranties of MD3. MD3 represents and warrants that:

(a)                Authority. MD3 has the full right, interest, and authority to enter into and perform its obligations under this Agreement.

(b)               Litigation. There are no (i) Actions, pending, threatened or, to the best knowledge of MD3, contemplated, at law or in equity, or before or by any Governmental Entity, relating to, involving or affecting the transactions contemplated by this Agreement, including the Licensed Technology;

(c)                Ownership. MD3 solely owns the entire right, title and interest in and to, and has the full right to enjoy and exploit for its benefit of the Licensed Technology.

(d)               Validity and Sufficiency. The Licensed Technology is valid and enforceable, and does not in any way constitute (i) to MD3’s knowledge, infringement of any Patents of any Third Party anywhere in the Territory; and (ii) misappropriation of any Intellectual Property Rights other than Patents of any Third Party anywhere in the Territory.

(e)                No Inconsistent Agreement. MD3 has not entered into and during the Term will not enter into any written or oral agreement or obligation inconsistent or in conflict with any term or provision of this Agreement.

9.2	Representations and Warranties of SpineEX. SpineEX represents and warrants that:

a.                   Authority. SpineEX has the full right, interest, and authority to enter into and perform its obligations under this Agreement.

b.                  Litigation. There are no (i) Actions, pending or threatened, at law or in equity, or before or by any Governmental Entity, relating to, involving or affecting the transactions contemplated by this Agreement.

c.                 No Inconsistent Agreement. SpineEX has not entered into any written or oral agreement or obligation inconsistent or in conflict with any term or provision of this Agreement.

9.3	No Other Warranties. EXCEPT AS SET FORTH IN THIS AGREEMENT, NEITHER PARTY MAKES ANY REPRESENTATION OR EXTENDS ANY WARRANTIES OF ANY KIND, EITHER EXPRESS OR IMPLIED.

9.4	Indemnification by MD3. MD3 shall be liable for, and shall defend, indemnify, and hold harmless SpineEX and its Affiliates, and each of its and their respective Representatives, from and against (a) any and all Losses, asserted against, incurred, sustained or suffered by any of the foregoing as a result of or arising out of SpineEX’s exploitation of the Licensed Technology within the scope of this Agreement or the manufacture, use, sale, offer for sale, or importation of the Licensed Products, including death, injury to Persons or damage to property, product liability, and tort liability, except to the extent that the functionality of the Licensed Technology did not itself contribute to the alleged Losses; (b) infringement or violation of any Intellectual Property Rights of any Third Party anywhere in the Territory, where MD3 had knowledge of such Intellectual Property; except to the extent that the functionality of the Licensed Technology did not itself contribute to the alleged infringement, misappropriation or violation; and (c) any other Action arising out of or relating to the exploitation by SpineEX of the Licensed Technology or the manufacture, use, sale, offer for sale, or importation of the Licensed Products, except to the extent that the functionality of the Licensed Technology did not itself contribute to the alleged Losses. The indemnification procedure set forth below shall apply to indemnification claims under this Agreement.
9.5	Indemnification by SpineEX. SpineEX shall be liable for, and shall defend, indemnify, and hold harmless MD3 and its Affiliates, and each of its and their respective Representatives, from and against any and all Losses asserted against, incurred, sustained or suffered by any of the foregoing as a result of or arising out of SpineEX’s exploitation of the Licensed Technology or the manufacture, use, sale, offer for sale, or importation of Licensed Products, including, without limitation, death, injury to Persons or damage to property, product liability and tort liability, and infringement, misappropriation or violation of Intellectual Property Rights of any Third Party, except to the extent such Losses are subject to MD3’s indemnification obligations.

10.	LIMITATION OF LIABILITY

EXCEPT FOR OBLIGATIONS TO MAKE PAYMENTS UNDER THIS AGREEMENT, LIABILITY FOR INDEMNIFICATION, OR LIABILITY FOR BREACH OF CONFIDENTIALITY, IN NO EVENT SHALL EITHER PARTY OR THEIR RESPECTIVE REPRESENTATIVES BE LIABLE FOR CONSEQUENTIAL, INDIRECT, INCIDENTAL, SPECIAL, EXEMPLARY, PUNITIVE OR ENHANCED DAMAGES, LOST PROFITS OR REVENUES OR DIMINUTION IN VALUE, ARISING OUT OF OR RELATING TO ANY BREACH OF THIS AGREEMENT, REGARDLESS OF (A) WHETHER THE DAMAGES WERE FORESEEABLE, (B) WHETHER OR NOT SUCH PARTY WAS ADVISED OF THE POSSIBILITY OF THE DAMAGES AND (C) THE LEGAL OR EQUITABLE THEORY (CONTRACT, TORT OR OTHERWISE) ON WHICH THE CLAIM IS BASED, AND NOTWITHSTANDING THE FAILURE OF ANY AGREED OR OTHER REMEDY OF ITS ESSENTIAL PURPOSE.

11.	CONFIDENTIALITY.
11.1	Confidentiality and Non-Use. During the Term of this Agreement, SpineEX is willing to disclose Confidential Information to MD3 and MD3 to SpineEX on the following terms: (i) the Party receiving the Confidential Information (the “Receiving Party”) shall receive, maintain, and hold the Confidential Information of the Party disclosing the Confidential information (the “Disclosing Party”) in strict confidence and not share, disclose or otherwise distribute such Confidential Information to any Third Party; and (ii) the Receiving Party shall not utilize such Confidential Information other than for performance hereunder.
11.2	Exceptions. The obligations set forth above shall not extend to any portion of Confidential Information: (i) which is known to Receiving Party prior to disclosure or is information generally available to the public at the time of disclosure; (ii) which was not acquired at any time directly or indirectly and/or in any manner, from Disclosing Party and which Receiving Party lawfully had in its possession prior to the first date written above, (iii) which, after the time of disclosure, through no act or omission on the part of Receiving Party or any of its Affiliates or Representatives, becomes information generally available to the public; or (iv) at the time of disclosure is, or thereafter becomes, available to Receiving Party on a non-confidential basis from a third-party source, provided that such Third Party is not and was not prohibited from disclosing such Confidential Information to Receiving Party by any legal, fiduciary or contractual obligation.
12.	MISCELLANEOUS.

12.1	Governing Law. The validity, construction, and interpretation of this Agreement and any determination of the performance that this Agreement requires will be governed by and construed in accordance with the Laws of the State of California applicable to contracts made and performed wholly within the State of California, without giving effect to the choice of law provisions thereof.
12.2	Publicity. MD3 shall not publicize or disclose the existence of this Agreement nor any information regarding any other terms and conditions of this Agreement (including but not limited to SpineEX’s identity), except to its Representatives with a need to know in order to perform MD3’s obligations under this Agreement, unless SpineEX shall consent in writing thereto and in advance thereof.
12.3.	Assignment. Except as provided below, neither Party may assign this Agreement or assign or delegate any of the rights, interests or obligations under this Agreement.

12.4	Dispute Resolution. In the event of any dispute between the Parties with respect to this Agreement and the transactions covered hereby, the Parties agree that either Party may request in writing that a meeting of management level designees of the Parties be held to undertake good faith discussions with a view to reaching a compromise settlement. In such case, such meeting shall be held at the offices of the requesting Party (or at an otherwise mutually-agreeable location) within thirty (30) days of such request. In the event that the Parties fail to resolve the dispute within thirty (30) days of such meeting, either Party may pursue appropriate legal remedies.

12.5	Further Refinements – If there is a mutual decision to add refined language to this agreement, it will be pursued to the mutual satisfaction of both parties.

[SIGNATURES FOLLOW]

* * *

The Parties have executed this Agreement as of the day and year first above written.

SpineEX, Inc.		JB Medical Development LLC dba MD3, LLC

By:	/s/ Roy Chin	By:	/s/ James S. Hay
Name: Roy Chin		Name: James S. Hay
Title: Chief Executive Officer		Title: Chief Executive Officer